FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

EXHIBIT LIST

99.1        Consolidated Financial Statements for the Six Months ended June 30, 2010

99.2        Management Discussion and Analysis for the Six Months ended June 30, 2010
99.3        Form 52-109F2 Certification of Interim Filings - Chief Executive Officer

99.4        Form 52-109F2 Certification of Interim Filings - Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  August 6, 2010
/s/ Bradford Cooke
Bradford Cooke
Chief Executive Officer